CRYOLIFE, INC.

1655 Roberts Boulevard, NW

Kennesaw, Georgia 30144

March 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: CryoLife, Inc.

Registration Statement on Form S-3 (File No. 333-210046)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-210046) filed with the Securities and Exchange Commission by CryoLife, Inc. on March 9, 2016 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement immediately following the calculation of the registration fee:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Paul R. Tobias at (512) 338-5400.

Sincerely,

CRYOLIFE, INC.

By:	/s/ Jean F. Holloway
Jean F. Holloway
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

cc:	Paul R. Tobias, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Robert C. Brighton, Jr., Shutts & Bowen LLP